EXHIBIT 99.01

Major resolutions of 2017 Annual General Meeting

Date of events: 2017/06/23

Contents:

1.Date of the shareholders’ meeting:2017/06/23

2.Important resolutions (1)profit distribution/deficit compensation:ratification of 2016 profit allocation proposal. The cash dividend is NT$4.9419 per share.

3.Important resolutions (2)amendments of thecoporat charter:Not available.

4.Important resolutions (3)business report and financial statements:Ratification of 2016 business report and financial statements.

5.Important resolutions (4)elections of board of directors and supervisors:Supplementary election of the Company’s independent director of 8th board of directors:independent director elected: Yu-Fen Lin.

6.Important resolutions (5)other proposals:Approval of the release of restrictions on competitive activities on director Yih-Yu Lei

7.Any other matters that need to be specified:The term of the new independent director begins on June 23, 2017 and ends on June 23, 2019.